United States

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                        ----------------------------------

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934 For the Fiscal Year Ended December 31, 1999

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number  1-8422

----------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Credit Industries, Inc. Tax Deferred Savings
             And Investment Plan

                                 c/o Countrywide Credit Industries, Inc.
                                 Human Resources: Benefits Department
                                 MSN: RM-56
                                 1515 Walnut Grove Avenue
                                 Rosemead, CA 91770-3710

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Countrywide Credit Industries, Inc.
                                 4500 Park Granada
                                 Calabasas, CA  91302


                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Countrywide Credit Industries, Inc.
                                 Tax Deferred Savings and Investment Plan

                                 /S/ Angelo R. Mozilo

                                 Chairman, Chief Executive Officer and President

                                 Countrywide Credit Industries, Inc.

Date:  June 28, 2000

                                 Exhibit Index

Exhibit
-------
23      Accountant's Consent

             Financial Statements and Report of
          Independent Certified Public Accountants

             COUNTRYWIDE CREDIT INDUSTRIES, INC.
          TAX DEFERRED SAVINGS AND INVESTMENT PLAN

                 December 31, 1999 and 1998

                 C O N T E N T S

                                                        Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS        3


FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          BENEFITS - DECEMBER 31, 1999 and 1998           4

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS YEAR ENDED - DECEMBER  31, 1999         5

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED
        - DECEMBER 31, 1998                               6

      NOTES TO FINANCIAL STATEMENTS                       7


SUPPLEMENTAL SCHEDULE REQUIRED BY FORM 5500

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
      DECEMBER 31, 1999                                  14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trustees

Countrywide Credit Industries, Inc. Tax Deferred Savings and Investment Plan


We have audited the accompanying statements of net assets available for benefits of Countrywide Credit Industries, Inc. Tax Deferred Savings and Investment Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Credit Industries, Inc. Tax Deferred Savings and Investment Plan as of December 31, 1999 and 1998 and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Los Angeles, California
May 18, 2000

      The accompanying notes are an integral part of these statements.


                       Countrywide Credit Industries, Inc.

                    Tax Deferred Savings and Investment Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           (Dollar amounts in thousands)


                                                      December 31,
                                                                                  -----------------------------------
                                                                                       1999                1998
                                                                                  ----------------     --------------


Investments

    Participant directed investments                                                   $112,532            $  78,414
    Countrywide Credit Industries Inc. Common Stock  *                                   28,370               50,433
                                                                                  ----------------     --------------
                                                                                        140,902              128,847
                                                                                  ----------------     --------------

Receivables:
    Employer's contribution                                                               2,057                1,983
    Participants' contribution                                                              836                  751
                                                                                  ----------------     --------------

         Total receivables                                                                2,893                2,734
                                                                                  ----------------     --------------

         Net assets available for benefits                                             $143,795             $131,581
                                                                                  ================     ==============
                                                                                  ================     ==============


    *  Party-in-interest


     The accompanying notes are an integral part of this statement.

                                        8


                          Countrywide Credit Industries, Inc.
                          Tax Deferred Savings and Investment Plan

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 1999


                                              Participant                          Non-Participant
                                                Directed                  Directed
                                               Consolidated              CCI, Inc.                Contributions
Assets                                         Investment                Common Stock             Receivable               Total
                                         -----------------------   ------------------------------------------------   -------------
Additions to net assets attributed to:
   Investment income

      Net appreciation in fair value of            $     17,116             $    (26,875)               $        -      $  (9,759)
investments
      Interest

                                                            495                         4                        -           499
      Dividends

                                                              -                       396                        -           396
                                         -----------------------   -----------------------  ----------------------- ---------------

                                                         17,611                  (26,475)                        -        (8,864)
                                         -----------------------   -----------------------  ----------------------- --------------

Contributions:
   Participant's

                                                         22,637                       589                      836       24,062
   Employer's

                                                              -                     5,218                    2,057       7,275
                                         -----------------------   -----------------------  -----------------------   ------------

                                                         22,637                     5,807                    2,893        31,337
                                         -----------------------   -----------------------  ----------------------- --------------
         Total additions

                                                         40,248                  (20,668)                    2,89       22,473
                                         -----------------------   -----------------------  --------------------          --------

Deductions

Deductions from net assets attributed to:
   Benefits paid to participants
                                                        (8,998)                   (1,220)                        -        (10,218)
Administrative expenses

                                                           (41)                         -                        -           (41)
                                         -----------------------   -----------------------  -----------------------   -----------

          Total deductions

                                                        (9,039)                   (1,220)                        -         (10,259)

         Net increase prior to
interfund tranfers                                       31,209                  (21,888)                    2,893          12,214
                                         -----------------------   -----------------------  -----------------------   ------------

Interfund transfers

                                                          2,909                     (175)                  (2,734)            -
         Net increase (decrease)
                                                         34,118                  (22,063)                      159       12,214
Net assets available for benefits:

                                                                                                                          -
   Beginning of year

                                                         78,414                    50,433                    2,734       131,581
                                         -----------------------   -----------------------  -----------------------  ------------

   End of year                                     $    112,532              $     28,370             $      2,893    $  143,795
                                         =======================   =======================  ======================= ==============





                                           Countrywide Credit Industries, Inc.
                                         Tax Deferred Savings and Investment Plan

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                               Year ended December 31, 1998

                                                       Participant           Non-Participant
                                                             Directed               Directed

                                                         Consolidated             CCI, Inc.            Contributions
Assets                                                    Investment            Common Stock             Receivable        Total

Additions to net assets attributed to:

   Investment income

      Net appreciation in fair value of investments     $     7,853            $     7,011             $      -         $   14,864
      Interest                                                  379                      -                     -             379

      Dividends                                                 457                    300                     -             757

                                                              8,689                  7,311                     -           16,000
                                                             =====                  =====                                  ======


Contributions:


Participant's                                             17,291                      -                    751               18,042

Employer's                                                     -                  4,245                  1,983                6,228



                                                          17,291                  4,245                  2,734               24,270
                                                         ------                  -----                  -----               ------

Total additions                                           25,980                 11,556                  2,734               40,270
                                                         ======                 ======                  =====               ======

Deductions:

Benefits paid to participants                             (2,930)                (1,555)                      -             (4,485)

Administrative Expenses                                      (30)                      -                      -                (30)

Total deductions                                          (2,960)                (1,555)                      -             (4,515)
                                                         ======                 ======                                      ======



Net increase prior to interfund tranfers                 23,020                 10,001                  2,734               35,755

Interfund transfers                                         853                  1,345                (2,198)                    -

Net Increase (decrease)                                  23,873                 11,346                    536               35,755

Net assets available for benefits:
   Beginning of year                                      54,541                 39,087                  2,198               95,826


   End of year                                       $    78,414            $    50,433             $    2,734           $  131,581
                                                       ================      ==============          ==============      ==========

                       Countrywide Credit Industries, Inc.

                    Tax Deferred Savings and Investment Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                       14

                       Countrywide Credit Industries, Inc.

                    Tax Deferred Savings and Investment Plan

                          NOTES TO FINANCIAL STATEMENTS

                                        9

NOTE A - DESCRIPTION OF PLAN

    The following description of the Countrywide Credit Industries, Inc. (the Company) Tax Deferred Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    1.   General

    The Plan is a defined contribution plan covering all full-time employees of the Company who have at least three months of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2.   Contributions

    Each year, participants may contribute up to 16 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute, at the discretion of the Plan administrator, amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the participant contributions up to a maximum of 6 percent of the participants' base compensation, as defined in the Plan. Contributions are subject to certain limitations.

    3.   Participant Accounts

    Each participant's account is credited with the participant's contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    4.   Vesting

    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

    5.   Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments in any of the thirteen investment options.

        1. Scudder Income Fund - Funds are generally invested in corporate bonds, convertible bonds and government securities. The primary earnings focus is on long-term interest income.

        2. Scudder Growth & Income Fund - Funds are generally invested in common and preferred stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

        3. Scudder International Fund - Funds are generally invested in a diversified portfolio of foreign stocks. The primary earnings focus is on capital appreciation with a diversified portfolio to hedge against currency fluctuation risk.

        4. Scudder Stock Index Fund - Funds are invested in Standard and Poor's 500 stocks or in other mutual funds that mirror the S&P 500. The primary earnings focus is on capital appreciation.

        5. IDS Mutual Fund - Funds are generally invested in a combination of long-term equities, a majority of which are in common stocks, and the remainder in preferred stocks, bonds and other debentures. The primary earnings focus is on long-term income.

       6. IDS New Dimensions Fund - Funds are generally invested in stocks of companies that have the potential for significant growth based on technological or economic changes. The primary earnings focus is on capital appreciation.

        7. Countrywide Utility Fund - Funds are invested in securities of the public utilities. The primary earnings focus is on short-term interest income.

       8. Countrywide Adjustable Rate U.S. Government Securities Fund - Funds are invested primarily in mortgage-related securities, created from pools of adjustable-rate mortgages whose principal and interest are guaranteed by the U.S. government, its agencies or instrumentalities. The primary earnings focus is on short-term interest income.

        9. Countrywide Institutional Government Income Fund - Funds are invested in short-term obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. The primary earnings focus is on short-term income consistent with protection of capital.

      10. Countrywide Equity Fund - Funds are invested primarily in common stocks that have historically paid dividends. The primary earnings focus is on capital appreciation and dividends.

      11.Countrywide Intermediate Term Government Income Fund - Funds are invested in a portfolio of intermediate-term U.S. government obligations. The primary earnings focus is on short-term income consistent with protection of capital.

      12. Countrywide Aggressive Growth Fund - Funds are invested in common stocks and other equity securities, targeting growth companies of various sizes. The primary earnings focus is on long-term capital appreciation.

      13. Countrywide Growth and Value Fund - Funds are invested in common stocks and other equity securities. The primary earnings focus is on long-term capital appreciation.

    Participants may change their investment options at any time.

6.  Participant Loans Receivable

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 5 years, and may exceed 5 years, for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Current interest rates of participant loans receivable range from 8 percent to 12 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

7.  Payment of Benefits

    On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant's account. However, if the participant's total vested benefit value is less than $5,000, the Plan administrator shall direct the trustee to cause the entire vested benefit to be paid to such participant in a lump sum.

    On termination of service due to death, disability or normal retirement, participants may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

8.  Forfeited Accounts

    Forfeited nonvested accounts totaled $184,000 for the year ended December 31, 1999. These accounts were used to reduce the employer's contribution.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Administrative expenses are paid by the employer.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held in a trust fund administered by Scudder Trust Company. The fair values of investments that represented 5 percent or more of the Plan's net assets consisted of the following:


                                                       Fair Value


                                                                                            ----------------------------------
                                                                                                 1999               1998
                                                                                            --------------- --- --------------
                                                                                            (Dollar amounts in thousands)
Scudder Trust Company

    Scudder Growth & Income Fund                       Mutual Fund                               $21,262          $19,137
    Scudder International Fund                         Mutual Fund                                12,217               6,640
    Scudder Stock Index Fund                           Common Collective Trust                    18,825              12,696
    IDS New Dimensions Fund                            Mutual Fund                                18,207              11,572
    Countrywide Institutional Government
        Income Fund                                    Money Market Fund                          10,648               9,640
    Countrywide Credit Industries, Inc.
        Common stock                                   Stock                                      28,386              50,433
    Other                                              Various                                    31,357              18,729
                                                                                            ---------------     --------------

           Total investments                                                                    $140,902            $128,847


                                                                                           ===============     ==============


Subsequent to December 31, 1999, the investments held by the Company may have experienced a decline in value due to market conditions. The investments are subject to inherent market risk; therefore, the value may continually fluctuate to reflect current market conditions.

NOTE D - RELATED PARTY TRANSACTION

Certain Plan investments are shares of mutual funds that were managed by a wholly-owned subsidiary of the Company, that was sold on October 29, 1999.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                          Countrywide Credit Industries, Inc.
                                       Tax Deferred Savings and Investment Plan

                                       NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                              December 31, 1993 and 1992





                              SUPPLEMENTAL SCHEDULE

                               REQUIRED BY FORM 5500


                       Countrywide Credit Industries, Inc.

                    Tax Deferred Savings and Investment Plan

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1999

                                           (Dollar amounts in thousands)


                                                                    Description                                   Current
Identity of Investment                                             of Investment                   Cost            Value
------------------------------------------------------    ---------------------------------    -------------    -------------

Scudder Income Fund                                       Mutual Fund                           $    6,617       $    6,201
Scudder Growth & Income Fund                              Mutual Fund                               21,138           21,262
Scudder U.S. Treasury Money Fund                          Money Market Fund                             15               15
Scudder Cash Investment Trust                             Money Market Fund                              7                7
Scudder International Fund                                Mutual Fund                                8,811           12,217
Scudder Stock Index Fund                                  Common Collective Trust                   16,016           18,825
IDS Mutual Fund                                           Mutual Fund                                6,090            5,895
IDS New Dimensions Fund                                   Mutual Fund                               15,186           18,207
Countrywide Utility Fund                                  Mutual Fund                                  941              911
Countrywide Adjustable Rate
    U.S. Government Securities Fund                       Mutual Fund                                  687              685
Countrywide Institutional Government
    Income Fund                                           Money Market Fund                         10,648           10,648
Countrywide Equity Fund                                   Mutual Fund                                1,606            1,829
Countrywide Intermediate Term
    Government Income Fund                                Mutual Fund                                  461              431
Countrywide Aggressive Growth Fund                        Mutual Fund                                3,085            4,773
Countrywide Growth and Value Fund                         Mutual Fund                                2,591            3,741
Countrywide Credit Industries Inc.,
    Common stock                                          Stock                                     47,994           28,386
Participant loans receivable                              Participants' loans                        6,869            6,869
                                                                                               -------------    -------------

Total assets held for investment purposes                                                         $148,762         $140,902
                                                                                               =============    =============
